UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 17, 2021 (Registration No. 333-259610). The Company’s press release, filed as Exhibit 99.1 hereto, contains non-IFRS financial measures. Pursuant to guidance relating to the requirements of Regulation G, the Company has provided within the press release quantitative reconciliations of the non-IFRS financial measures to comparable IFRS financial measures. The non-IFRS financial measures are used in addition to and in conjunction with results presented in accordance with IFRS and should not be relied upon to the exclusion of IFRS financial measures.

EXHIBIT INDEX

Exhibit Number	Description

99.1	BrainsWay Reports Third Quarter 2023 Financial Results and Operational Highlights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: November 15, 2023	/s/ Hadar Levy
Hadar Levy
Chief Executive Officer